

February 24, 2011

Pamela H. Patsley
Chairman and Chief Executive Officer
MoneyGram International, Inc.
2828 North Harwood Street, 15th Floor
Dallas, Texas 75201

Re: **MoneyGram International, Inc.**
        Form 10-K for the Fiscal Year Ended December 31, 2009
        Filed March 15, 2010
        File No. 1-31950

Dear Ms. Patsley:

We have reviewed your response letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

General

1. You state in your response letter that during 2010 you became aware that you have processed several transactions involving Cuban nationals. Please tell us the circumstances underlying these transactions; the nature, number, and aggregate dollar amount of these transactions; and when these transactions occurred.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comment or our review.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Barbara Jacobs
        Assistant Director
        Division of Corporation Finance